UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MPLC, Inc.
(Name of Issuer)

.Common Stock, par value $.01 per share
(Title of Class of Securities)

600179105
(CUSIP Number)

Jay Wolf
c/o Trinad Capital Master Fund, Ltd.
2121 Avenue of the Stars, Suite 1650
Los Angeles, CA 90067

(310) 601-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 24 )

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 600179105

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Trinad Capital Master Fund, Ltd. 98-0447604
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) WC
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 429,750,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 429,750,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 429,750,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3% (1)
14		TYPE OF REPORTING PERSON (see Instructions) CO

(1) On the basis of 3,004,106,500 outstanding.

SCHEDULE 13D

CUSIP No. 600179105

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Trinad Management, LLC 20-0591302
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) N/A
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 429,750,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 429,750,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 429,750,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3% (1)
14		TYPE OF REPORTING PERSON (see Instructions) OO

(1) On the basis of 3,004,106,500 outstanding.

SCHEDULE 13D

CUSIP No. 600179105

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Trinad Capital LP 20-0593276
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) N/A
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 414,708,750
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 414,708,750
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 414,708,750
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8% (1)
14		TYPE OF REPORTING PERSON (see Instructions) OO

(1) On the basis of 3,004,106,500 outstanding.

SCHEDULE 13D

CUSIP No. 600179105

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Trinad Advisors GP, LLC 20-0591650
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) N/A
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 429,750,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 429,750,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 429,750,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3% (1)
14		TYPE OF REPORTING PERSON (see Instructions) OO

(1) On the basis of 3,004,106,500 outstanding.

SCHEDULE 13D

CUSIP No. 600179105

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert S. Ellin N/A
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) N/A
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 429,750,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 429,750,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 429,750,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3% (1)
14		TYPE OF REPORTING PERSON (see Instructions) IN

(1) On the basis of 3,004,106,500 outstanding.

SCHEDULE 13D

CUSIP No. 600179105

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jay A. Wolf N/A
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) N/A
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 429,750,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 429,750,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 429,750,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3% (1)
14		TYPE OF REPORTING PERSON (see Instructions) OO

(1) On the basis of 3,004,106,500 outstanding.

The purpose of this statement, dated March 6, 2007, which constitutes Amendment No. 1 to the Schedule 13D, dated October 31, 2006, previously filed by Trinad Capital Master Fund, Ltd., Trinad Management, LLC, Trinad Capital LP, Trinad Advisors GP, LLC, Robert Ellin and Jay A. Wolf (collectively, the “Reporting Persons”) is to disclose the current number of shares of Common Stock of MPLC, Inc. Accordingly, Items 1, 3, 4, 5, 6 and 7, the only amended items, are reported below.

Item 1.	Security and Issuer.

Item 1 is hereby amended as follows:

This Schedule 13D/A (this “Schedule 13D”) relates to the common stock, par value $.01 per share (the “Common Stock”), of MPLC, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 42 Corporate Park, Suite 250, Irvine, California 92606.

Item 3.	Source and Amount of Funds or Other Consideration.

The closing (the “Closing”) of the transactions contemplated by that certain Series A Convertible Preferred Stock Purchase Agreement, by and among the Company and Trinad Capital Master Fund, Ltd., occurred on January 24, 2007. At the Closing, Trinad Capital Master Fund, Ltd. purchased and received one share of the Company’s Series A Convertible Preferred Stock, $0.10 par value per share (“Series B Preferred Stock”), for an aggregate purchase price of $3,500,000. Each share of Series A Preferred Stock is convertible into 360,000,000 shares of the Company’s Common Stock (the “Series A Conversion Rate”).

In connection with the Closing, the closing of the transactions contemplated by that certain Exchange Agreement dated January 31, 2007 (“Exchange Agreement”), by and among the Company, New Motion, Inc. a Delaware corporation (“New Motion”), each of the stockholders of New Motion (“Stockholders”) and Trinad Capital Master Fund, Ltd., occurred on February 12, 2007. Pursuant to the terms of the Exchange Agreement, the Company acquired all of the outstanding equity interests of New Motion (the “Interests”) from the Stockholders, and the Stockholders contributed all of their Interests to the Company. In exchange for the Interests, the Company issued to the Stockholders 500,000 shares (“Series C Preferred Shares”) of its Series C Convertible Preferred Stock, par value $0.10 per share (the “Series C Preferred Stock”), which will be convertible into that number of shares of the Company’s Common Stock, equal to 9,000,000, less the number of shares of Common Stock (on a post-Reverse Split (as hereinafter defined) basis) issuable upon the exercise of all New Motion options and warrants following their assumption by the Company. Each share of Series C Preferred Stock is convertible into approximately 4358.21 shares of the Company’s Common Stock.

The Company intends to amend its restated certificate of incorporation, as amended, to provide for an increase in its authorized shares of Common Stock from 75,000,000 to 100,000,000 and a 1-for-300 reverse stock split (the “Reverse Split”). The Series A Preferred Stock will immediately and automatically be converted into shares of Common Stock (the “Mandatory Conversion”) upon the approval by holders of a majority of the Company’s Common Stock (voting together on an as-converted-to-common-stock basis) of this amendment. Upon the effectiveness of such amendment, the Company will have a sufficient number of authorized but un-issued and un-reserved shares of Common Stock to allow for the full conversion of all of the outstanding shares of Series A Preferred Stock and all other securities convertible into or exchangeable for Common Stock. The Company anticipates that it will be able to obtain the requisite vote from its stockholders to facilitate the amendment of its restated certificate of incorporation, as amended. The amendment to the Company’s restated certificate of incorporation, as amended, was approved by the board of directors of the Company on February 13, 2007. If approved, upon the effectiveness of the Reverse Split, the Series A Conversion Rate will be adjusted downward to account for the Reverse Split.

The beneficial ownership of the Company’s Common Stock reported in this Schedule 13D by the Reporting Persons is based on Trinad Capital Master Fund, Ltd.’s ownership of 429,750,000 shares of the Company’s Common Stock, on an as converted basis prior to the proposed Reverse Split and assumes a total of 3,004,106,500 shares of the Company’s Common Stock outstanding as of February 12, 2007, on a pre-Reverse Split basis.

Effective as of the closing of the Exchange Agreement, Trinad Capital Master Fund, Ltd., Europlay Capital Advisors, LLC (“Europlay”), Raymond Musci (“Musci”), Scott Walker (“Walker”), and MPLC Holdings, LLC (“MPLC Holdings”) agreed to vote their shares of the Company’s Common Stock (voting together on an as-converted-to-Common-Stock basis) to (i) elect Robert S. Ellin or such other person designated by Trinad Capital Master Fund, Ltd. from time to time (the “Trinad Designate”) to the Company’s board for a period of one year following the closing, and (ii) approve the increase in the authorized shares of Common Stock which the Company shall have the authority to issue, the Reverse Split, a corporate name change, and a stock incentive plan (clause (ii) is referred to herein as the “Actions”).

The Voting Agreement, dated February 12, 2007, by and among Europlay, Musci, Walker, MPLC Holdings and Trinad is attached hereto and made a part hereof as Exhibit 1.

Item 4.	Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is made a part hereof.

All of the 429,750,000 shares of Common Stock to which this Schedule 13D relates are held by Trinad Capital Master Fund, Ltd. as an investment. As a result of the Closing, Trinad Capital Master Fund, Ltd. owns 14.3% of the total combined voting power of all classes of the Company’s capital stock.

On February 13, 2007, the board of directors authorized the Actions, and resolved to present to the stockholders of the Corporation the proposed Actions for their approval. The Company anticipates that it will be able to obtain the requisite vote from its stockholders to facilitate the Actions. These actions will cause the Mandatory Conversion.

Subject to the approval of the Company’s stockholders to effect the Reverse Split, upon the Mandatory Conversion (assuming no exercise or conversion of outstanding options, warrants or convertible securities), and subject to an adjustment of the Conversion Rate as a result of the Reverse Split, the holders of the Company’s capital stock will hold the following number of shares representing the following percentage of its outstanding Common Stock: the holders of Series C Preferred Stock will, in the aggregate, own approximately 7,263,688 shares of Common Stock, representing approximately 72.5% of the outstanding shares of Common Stock; the existing holders of Common Stock will own approximately 250,000 shares of Common Stock representing approximately 2.5% of the outstanding shares of Common Stock; the existing holder of Series A Preferred Stock will own approximately 1,200,000 shares of Common Stock, representing approximately 12% of the outstanding shares of Common Stock; and the existing holders of Series B Preferred Stock will own approximately 1,300,000 shares of Common Stock, representing approximately 13% of the outstanding shares of Common Stock. The shares of Common Stock received in the Reverse Split will be subject to round up for fractional shares.

Other than as described in this Schedule 13D, Trinad Capital Master Fund, Ltd. does not have any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Company's Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

As of the date hereof, Trinad Capital Master Fund, Ltd. is the beneficial owner of 429,750,000 shares of the Common Stock, representing approximately 14.3% of the Common Stock of the Issuer.

Trinad Management, LLC (as the manager of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP), Robert S. Ellin and Jay A. Wolf (as a Managing Member and Managing Director, respectively of Trinad Advisors GP, LLC and Trinad Management, LLC) may be deemed to be the beneficial owners of 429,750,000 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. representing approximately 14.3% of the Common Stock of the Issuer outstanding on February 12, 2007.

Trinad Capital LP (as the owner of 96.5% of the shares of Trinad Capital Master Fund, Ltd.) and Trinad Advisors GP, LLC (as the general partner of Trinad Capital LP), each may be deemed to be the beneficial owner of 96.5% of the shares of the 429,750,000 shares of the Common Stock held by Trinad Capital Master Fund, Ltd., representing 13.8% of the Common Stock of the Issuer.

Each of Trinad Capital LP, Trinad Management, LLC and Trinad Advisors GP, LLC disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd.

Each of Robert S. Ellin and Jay A. Wolf disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein.

Robert S. Ellin and Jay A. Wolf have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

Trinad Capital Master Fund, Ltd. shares its voting power over 429,750,000 shares of the Company’s Common Stock, prior to the proposed Reverse Split with Musci, Walker, MPLC Holdings and Europlay as described above. In the event that any of Europlay, Musci, Walker, MPLC Holdings or Trinad Capital Master Fund, Ltd. fails to vote their respective shares to approve each of the Actions, each has granted to an executive officer of MPLC, Inc. a proxy to vote their respective shares to approve such Actions. Trinad Capital Master Fund, Ltd. hereby expressly disclaims beneficial ownership over any shares held by Trinad Capital Master Fund, Ltd., Musci, MPLC Holdings, Walker or Europlay and disclaims any shared voting power with respect to any matters other than the Actions. Except as set forth above, Trinad Capital Master Fund, Ltd. has the sole power to vote and dispose of its shares of the Company’s Common Stock.

The information of Europlay that would be required under Item 2 of this Schedule 13D is as follows:

(a) Name:	Europlay Capital Advisors, LLC
(b) Business Address:	15260 Ventura Boulevard, 20th Floor Sherman Oaks, California 91403
(c) Occupation:	Institutional Investor
(d) Conviction:	N/A
(e) Civil Proceedings:	N/A
(f) State of Incorporation:	Delaware

As of February 12, 2007, Europlay beneficially owned 217,910,640 shares of the Company’s Common Stock prior to the proposed Reverse Split (the “Europlay Shares”). Assuming a total of 3,004,106,500 shares of the Company’s Common Stock outstanding as of February 12, 2007, on a pre-Reverse Split and as-converted-to-common-stock basis, the Trinad Shares constitute approximately 7.3% of the shares of the Company’s Common Stock issued and outstanding.

The information of Musci that would be required under Item 2 of this Schedule 13D is as follows:

(a) Name:	Raymond Musci
(b) Residence:	c/o MPLC, Inc. 42 Corporate Park, Suite 250, Irvine, California 92606
(c) Occupation:	President and Secretary of MPLC, Inc., President and Secretary of New Motion, Inc. Address of MPLC, Inc. and New Motion, Inc.: 42 Corporate Park, Suite 250, Irvine, California 92606
(d) Conviction:	N/A
(e) Civil Proceedings:	N/A
(f) Citizenship:	United States of America

As of February 12, 2007, Musci beneficially owned 130,746,384 shares of the Company’s Common Stock on an as converted basis prior to the proposed Reverse Split (the “Musci Shares”), based on Musci’s beneficial ownership of 30,000 shares of the Company’s Series C Preferred Stock. Assuming a total of 3,004,106,500 shares of the Company’s Common Stock outstanding as of February 12, 2007, on a pre-Reverse Split and as-converted-to-common-stock basis, the Musci Shares constitute approximately 4.4% of the shares of the Company’s Common Stock issued and outstanding.

The information of Walker that would be required under Item 2 of this Schedule 13D is as follows:

(a) Name:	Scott Walker
(b) Business Address:	c/o MPLC, Inc. 42 Corporate Park, Suite 250, Irvine, California 92606
(c) Occupation:	Chief Marketing Officer of MPLC, Inc., Chief Marketing Officer of New Motion, Inc. Address of MPLC, Inc. and New Motion, Inc.: 42 Corporate Park, Suite 250, Irvine, California 92606

(d) Conviction:	N/A
(e) Civil Proceedings:	N/A
(f) Citizenship:	United States of America

As of February 12, 2007, Walker beneficially owned 815,040,031 shares of the Company’s Common Stock on an as converted basis prior to the proposed Reverse Split (the “Walker Shares”). The beneficial ownership of the Company’s Common Stock by Walker is based on Walker’s ownership of 161,578 shares of the Company’s Series C Preferred Stock, and also includes 4,314,631 shares of Common Stock (on a pre-Reverse Split basis) that may be acquired by Walker within 60 days of February 12, 2007 upon the exercise of outstanding warrants held by Walker and 106,534,091 shares of Common Stock (on a pre-Reverse Split basis) that may be acquired by Walker within 60 days of February 12, 2007 upon the exercise of outstanding stock options issued to Walker. Assuming a total of 3,004,106,500 shares of the Company’s Common Stock outstanding as of February 12, 2007, on a pre-Reverse Split and as-converted-to-common-stock basis, the Walker Shares constitute approximately 26.2% of the shares of the Company’s Common Stock issued and outstanding.

The information of MPLC Holdings that would be required under Item 2 of this Schedule 13D is as follows:

(a) Name:	MPLC Holdings, LLC
(b) Business Address:	15260 Ventura Boulevard, 20th Floor Sherman Oaks, CA 91403
(c) Occupation:	Institutional Investor
(d) Conviction:	N/A
(e) Civil Proceedings:	N/A
(f) State of Incorporation:	Delaware

As of February 12, 2007, MPLC Holdings beneficially owned 821,507,861 shares of the Company’s Common Stock prior to the proposed Reverse Split (the “MPLC Holding Shares”), based on MPLC Holdings’s beneficial ownership of 188,496.5 shares of the Company’s Series C Preferred Stock. Assuming a total of 3,004,106,500 shares of the Company’s Common Stock outstanding as of February 12, 2007, on a pre-Reverse Split and as-converted-to-common-stock basis, the MPLC Holding Shares constitute approximately 27.4% of the shares of the Company’s Common Stock issued and outstanding.

Transactions by the Reporting Persons in the Company’s Common Stock effected in the past 60 days are described in Item 3 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

Reference is made to the disclosure set forth under Items 3, 4 and 5 of this Schedule 13D, which disclosure is incorporated herein by reference.

The Voting Agreement dated February 12, 2007, by and among Trinad Capital Master Fund, Ltd., Musci, MPLC Holdings, Europlay and Walker is attached hereto as Exhibit 1, and incorporated herein by reference. Trinad Capital Master Fund, Ltd., Musci, MPLC Holdings, Europlay and Walker have agreed to vote their shares to elect the Trinad Designate for a one year period following the Closing.

Item 7. Material to be Filed as Exhibits.

Exhibit No. 1 Voting Agreement dated as of February 12, 2007, by and among Trinad Capital Master Fund, Ltd. and each of the other persons whose signature appears under the caption “Stockholders” on the signature page thereof.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Trinad Capital Master Fund, Ltd.

March 6, 2007	By:	/s/ Robert S. Ellin
Name: Robert S. Ellin Title: Managing Member of Trinad Advisors GP, LLC, the general partner of a principal stockholder of Trinad Capital Master Fund, Ltd.

Trinad Management, LLC

March 6, 2007	By:	/s/ Jay A. Wolf
Name: Jay A. Wolf Title: Managing Director

Trinad Capital LP

March 6, 2007	By:	/s/ Trinad Advisors GP, LLC
Name: Trinad Advisors GP, LLC Title: Trinad Capital LP’s General Manager

Trinad Advisors GP, LLC

March 6, 2007	By:	/s/ Robert S. Ellin
Name: Trinad Advisors GP, LLC Title: Managing Member

Jay A. Wolf

March 6, 2007	By:	/s/ Jay A. Wolf

Robert S. Ellin

March 6, 2007	By:	/s/ Robert S. Ellin

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).